Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges and Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

(Dollar amounts in thousand)

	Twelve months ended November 30,		Eleven months ended November 30,		Twelve months ended December 31,					Three months ended February 29,
	2011		2010		2009		2008	2007		2012
Fixed charges:
Interest expense on long-term indebtedness	$280,046		$194,851		$142,846		$117,227	$119,858		$74,186
Interest portion of rent expense	14,774		12,061		14,193		14,595	15,365		3,935

Total Fixed charges	$294,820		$206,912		$157,039		$131,822	$135,223		$78,121

Convertible Preferred Stock Dividends	$4,063		$3,724		$4,063		$4,063	$4,063		$1,016

Earnings:
Earnings before income taxes and cumulative effect of change in accounting principle	$419,334		$396,671		$507,747		$(888,160)	$241,114		$148,869
Total fixed charges	294,820		206,912		157,039		131,822	135,223		78,121

Total earnings	$714,154		$603,583		$664,786		$(756,338)	$376,337		$226,990

Ratio of Earnings to Fixed Charges (1)	2.4	x	2.9	x	4.2	x	— (2)	2.8	x	2.9	x

Ratio of Earnings to Combined Fixed Charges and Convertible Preferred Stock Dividends (3)	2.4	x	2.9	x	4.1	x	—	2.7	x	2.9	x

(1)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)
(2)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by approximately $756.3 million.
(3)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by the sum of (b) fixed charges and (c) convertible preferred stock dividends. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)

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